CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

January 30, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Eric McPhee Wilson Lee Ronald (Ron) E. Alper Pam Howell

Re:	Murano Global Investments Limited Registration Statement on Form F-4 Filed August 9, 2023 File No. 333-273849

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated January 22, 2024, to Mr. Marcos Sacal Cohen, Chief Executive Officer of Murano Global Investments Limited (the “Company”) regarding the Registration Statement and Proxy Statement on Form F-4 filed on August 9, 2023 (the “Initial Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Cover Page

1.	Please update throughout the prospectus to reflect the most recent extension of the date by which HCM must complete a business combination.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosures throughout the Amended Registration Statement to reflect the most recent extension date by which HCM must complete a business combination.

January 30, 2024

Page Two

2.	Please provide a response to comment 14 of our letter dated September 5, 2023 regarding the impact of shareholder redemptions on your NASDAQ listing.

The Company respectfully acknowledges the Staff’s comment and respectfully confirms that the redemptions will have no impact on NASDAQ listing qualifications, as the Company believes that it will have sufficient float held by non-affiliates regardless of the level of redemptions.

3.
We note HCM’s previous response dated November 16, 2022 to our comment letter dated November 15, 2022 regarding HCM’s sponsor, officers and directors. With a view toward disclosure, please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 4, 13, 23 of the Amended Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Hugo Triaca, Esq. of Clifford Chance at 1 212 878 3222 or Kevin E. Manz, Esq. at (212) 556-2133 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Hugo Triaca
Hugo Triaca
Partner